

COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH



05007921

Center
10281-1050
266-7200
-7235


SEC MAIL PROCESSING
RECEIVED
MAY 05 2005
WASH. D.C.
185
SECTION

May 4, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose (i) a copy of the English version of Commerzbank's recently released unaudited Interim Report for the fiscal quarter ended as of March 31, 2005 including consolidated financial results for the Commerzbank Group, (ii) English versions of two press releases issued yesterday in connection with the recent Interim Report release, and (iii) a copy of the English version of a notice recently posted on the Commerzbank head office website regarding the purchase or sale of certain Commerzbank shares held by three officers of Commerzbank AG, as required to be disclosed under applicable German law. Each of these items may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH





Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL



interim report as of march 31, 2005


COMMERZBANK

highlights of commerzbank group

	1.1.–31.3.2005	1.1.–31.3.2004
Income statement		
Operating profit (€ m)	541	427
Operating profit per share (€)	0.91	0.72
Pre-tax profit (€ m)	541	407
Net profit (€ m)	395	246
Earnings per share (€)	0.66	0.41
Operating return on equity[1] (%)	21.4	16.7
Cost/income ratio in operating business (%)	60.0	62.6
After-tax return on equity[1] (%)	16.8	10.9

	31.3.2005	31.12.2004
Balance sheet		
Balance-sheet total (€ bn)	425.8	424.9
Risk-weighted assets according to BIS (€ bn)	140.6	139.7
Equity as shown in balance sheet (€ bn)	11.3	11.0
Own funds as shown in balance sheet (€ bn)	20.3	19.9
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	7.4	7.8
Core capital ratio, including market-risk position (%)	7.2	7.5
Own funds ratio (%)	12.2	12.6

	31.3.2005	31.3.2004
Commerzbank share		
Number of shares issued (million units)	598.6	597.9
Share price (€, 1.1.–31.3.) high	17.69	16.38
low	15.17	13.39
Book value per share[2] (€)	18.82	17.49
Market capitalization (€ bn)	10.0	8.3
Staff		
Germany	25,115	24,968
Abroad	7,532	7,381
Total	32,647	32,349
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-	A-2/A-
Fitch Ratings, London	F2/A-	F2/A-

1) annualized; 2) excluding cash flow hedges and minority interests

The figures contained in this report are unaudited.

interim report as of march 31, 2005

To our shareholders

For the Commerzbank Group, the start to 2005 was very promising. In the first three months, we achieved a pre-tax profit of €541m, thereby exceeding the result for the year-earlier period by a third. Now that the restructuring of our investment-banking activities has been completed, our organization structure is fully geared to the needs of our core target groups. Our cost management is functioning; however, we still unfortunately lack support from a rebound of economic activity in Germany.

Revenue 7% higher

Since January 1 of this year, the new IAS/IFRS rules have applied, which affect various items of the balance sheet and income statement. We have adjusted the year-ago figures to provide a basis for comparison. The changes are explained in detail in the declaration of compliance on pages 5 and 6 of this report.

The accounting changes for claims affect not only the respective balance-sheet items but also net interest income, which is now shown €23m higher than previously for the first quarter of 2004. The consolidated profit is not affected because the change relates to a transfer of part of the net result on the investments and securities portfolio. In the first quarter of this year, we achieved net interest income of €721m, 2.7% less than a year previously. This decline above all reflects the much weaker treasury results. We registered high income for the current net result on investments, as – unlike in the previous year – we have already included the pro-rata Eurohypo result in our figures.

Thanks to comprehensive and constantly refined risk management, the quality of our loan portfolio has continued to improve. Despite weak economic performance, we assume that provisioning charges will once again be lower, having fallen sharply last year. For the first three months, we have set aside €198m for this purpose, almost 17% less than in the first quarter of 2004. Net interest income after provisioning rose by 4% to €523m.

At €578m, net commission income was 3.2% down on the previous year. Whereas we registered encouraging growth rates for guarantees, syndications and also for payments and foreign commercial business, this was not the case in the securities business effected on behalf of our customers. For one thing, comdirect's order figures were lower than a year earlier; for another, customers were attracted to lower-margin products, such as certificates. Consequently, commission income was down somewhat in asset management as well.

Our proprietary trading did not quite manage to repeat the excellent result of the first quarter of 2004. At €288m, we achieved €31m less; however, we have considerably scaled down our activities here in the course of restructuring. With the net result on the measurement of derivative financial instruments and the first-time application of the fair value option (see explanation on page 6) taken into consideration, the trading profit reached €262m, compared with €314m a year previously.

The net result on the investments and securities portfolio reflected two transactions in the first quarter. We have sold our stakes in MAN and the Brazilian Unibanco in the market. With the result on the available-for-sale portfolio included, the figure for this item was €294m, compared with €54m a year earlier.

Costs at low year-ago level

In the first three months of the year, operating expenses came to €1,107m, as against €1,112m a year earlier. Personnel expenses rose by 5.3% to €653m. Due to the first-time application of IFRS 2, we have raised the year-ago figure by €8m. This relates to the measurement of our staff remuneration plans according to the fair value principle (see explanation on page 6). On March 31 of this year, the Group had a workforce of 32,647, roughly 300 more than a year previously.

We reduced other expenses by 4.6% to €377m; depreciation on fixed assets declined by just over a fifth to €77m.

Consolidated profit much higher than previous year

The balance on all income and expenses yielded an operating profit of €541m, compared with €427m in the first quarter of 2004. This was also the pre-tax profit, as goodwill can no longer be amortized on a regular basis (see explanation on page 5). After taxes of €116m and the profit/loss attributable to minority interests have been taken into account, a consolidated profit of €395m remains. This translates into earnings per share of €0.66, compared with €0.41.

Consolidated balance-sheet total practically unchanged at €426bn

In the balance sheet, the new IAS/IFRS rules primarily affect claims on banks, claims on customers, the investment and securities portfolio, provisions and equity. Here, too, the year-ago figures have been adjusted accordingly.

Since year-end, our equity, which now includes minority interests, has increased to €11.3bn. The expansion is mainly due to the inclusion of the consolidated profit for the first three months of this year. At the same time, there was a slight decline in retained earnings; here, among other things, the effect of the revised version of IFRS 2 with regard to equity-based staff remuneration plans made itself felt (see explanation on page 6).

Risk-weighted assets were almost one billion euros higher than at end-2004. This increase had only an insignificant effect on the decline of the core capital ratio from 7.5% to 7.2%. Primarily, this was attributable to another new regulation: following the abolition of Art. 10a, (5), German Banking Act (KWG), our capital investment companies have to be consolidated for supervisory purposes as well.

Segment reporting with a new structure and greater transparency

As of January 1, 2005, we adapted our segment reporting to the new organization structure of the Commerzbank Group. The new structure is explained in detail on page 14 of this report.

Operating profit, by segment

in € m


200
180
160
140
120
100
80
60
40
20
0
2004
2005
Private and Business customers
Asset Management
Mittelstand Bank
International Corporate Banking
Corporates & Markets
Mortgage Banks
Others and Consolidation

At the same time, we have made further changes in order to increase transparency. Parts of the Others and Consolidation segment are now assigned to the operational business lines. This principally relates to the funding costs for the investments controlled by the respective segments, to the revenue or dividends deriving from these investments and to overhead costs previously not allocated. In addition, we no longer present a Group Treasury segment, but rather we assign the results of our treasury operations in Germany to the respective business lines. Last but not least, we now calculate the average equity tied up in the various segments according to BIS rather than to KWG. In order to facilitate comparison, we have adjusted the year-ago results accordingly.

Private and Business Customers segment investing for the future

In the first quarter of 2005, the revenue in the Private and Business Customers segment declined by 6%. Lower total lending with virtually unchanged margins and attractive deposit interest rates to gain new customers led to lower net interest income. At the Parent Bank, net commission income remained at its year-ago level; by contrast, comdirect bank registered a decline of €9m. All told, the operating profit reached €69m, as against €99m a year earlier. This translates into a return on equity of 14.7%, which is therefore still above the current cost of capital. The cost/income ratio rose from 75.4% to 78.5%.

 

In this segment, we intend to boost earnings performance by means of selective investments. The focus is on extending our Private Banking and on implementing growth programmes for business customers and at comdirect bank. At the same time, we are improving the efficiency of our branch network. Roughly 40 offices have already been converted into the much more cost-effective "branch of the future" format; a further 60 are to follow in the course of the year.

Asset Management making good operational progress

In the first quarter, this business line repeated the earnings performance that was regained last year. While revenues were 11% lower than a year earlier, extraordinary income of €15m in the first quarter of 2004 has to be taken into account. Accordingly, the operating profit sank from €53m to €37m, whereas the pre-tax profit improved slightly to reach €39m, due to the end of the amortization of goodwill. At 27.8%, the operating return on equity reached a good level, while the cost/income ratio deteriorated from 64% to 72.0%.

Our foreign subsidiaries Jupiter International Group and Caisse Centrale de Réescompte got off to a good start this year. In Germany, we are focusing on steadily further improving the performance of our COMINVEST funds. To this end, the range of products will also be focused more sharply and cooperation within the Group will be reinforced. In this way, we will continue to compete successfully with other providers of funds, pursuing our open architecture strategy, while at the same time increasing our sales potential outside the Group.

Mittelstand Bank on a clear upward trend

In 2004, this segment was beset in particular by problems at the Polish BRE Bank and by the need for large write-downs at our CORECD subsidiary, where non-performing property loans are bundled. In the first quarter of this year, the *Mittelstand* Bank benefited from higher net interest income, but above all from much reduced provisioning. Net commission income and the trading profit were also stronger. All told, revenues were 22% higher. As operating expenses virtually remained at their year-ago level, the operating profit surged from €18m to €68m. The operating return on equity jumped from 2.7% to 9.2%, and the cost/income ratio improved from 58.0% to a good 56.1%.

In the current year, we are working towards a more efficient use of existing resources. In addition, we are making our lending more profitable and want to use cross-selling opportunities to a greater extent.

International Corporate Banking with a niche strategy

Given lower treasury results at some foreign units, net interest income in this segment fell sharply. Overall, revenues in the first quarter of 2005 were 11% down on the previous year; operating expenses rose by a marginal 3%. As a result, the operating profit sank from €45m to €31m. The operating return on equity dropped from 13.2% to 9.9%, while the cost/income ratio rose to 55.4%.

We intend to boost profitability in International Corporate Banking by concentrating on special structured credit products and trade financing.

Corporates & Markets: restructuring successful

The success of the Corporates & Markets segment does not emerge sufficiently from a comparison with the exceptionally good first quarter of 2004, which was influenced by special factors. A more suitable basis for comparison is provided by the succeeding quarters of last year, all of which produced negative results. By contrast, we achieved a very satisfactory operating profit of €99m in the first three months of 2005. Despite the burdens of restructuring, therefore, we have definitely managed to reverse the trend. The operating return on equity was a good 21.6% and the cost/income ratio 68.0%.

Our decision to terminate all marginal investment-banking activities will remove further burdens in the course of the year and will boost profitability.

Mortgage Banks registers a good first quarter

In the Mortgage Banks segment, revenues surged by 72% in the first three months of 2005. This was mainly due to the inclusion of the pro-rata Eurohypo result in net interest income. Hypothekenbank in Essen maintained its stable earnings performance. All in all, the operating profit reached €69m, compared with €38m a year previously. The operating return on equity rose to 27.9%, while the cost/income ratio improved further to an excellent level of just 11.5%.

We expect Mortgage Banks to continue to produce stable positive profit contributions in the course of the year.

Outlook

At the overall Group level, we clearly improved on the previous year in the first three months of 2005, producing an operating return on equity of 21.4%. At 60.0%, the cost/income ratio corresponded exactly to our long-term target.

However, these figures should not be projected onto the year as a whole, as we expect the business environment to remain difficult. After guarded optimism as the year began, the economic outlook has become much gloomier. As things now stand, we expect GDP to grow by 1% at most, which is unlikely to generate any positive impulses for us.

But even without the support of a rebounding economy and a stock-exchange boom, we intend to make further progress with our Bank in the current year. After our efforts over the past few years, we are properly positioned in our core business lines to seize opportunities for generating earnings.

Frankfurt am Main, May 2005
The Board of Managing Directors

 

Declaration of compliance with the International Financial Reporting Standards (IFRS) and German Accounting Standard no. 6 (GAS 6)

Accounting principles

Our interim financial statements as of March 31, 2005, were prepared in accordance with the Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July, 2002, and Regulation (EC) No. 2086/2004 of the EU Commission on the basis of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), approved and published by the International Accounting Standards Board (IASB). These financial statements are based on the IAS/IFRS rules adopted by the EU Commission as part of the endorsement process. With the exception of IAS 39, all the standards have been recognized. Certain provisions of IAS 39 relating to the application of the unrestricted fair value option and to hedge accounting have been excluded. With the exceptions stated below, we have employed the same accounting and measurement methods in preparing this interim report as in our consolidated financial statements as of December 31, 2004, page 100ff.

1. Claims on banks and customers

Up to now, we have distinguished in our accounting between claims originated by the Bank and those acquired in the secondary market:

- Claims originated by the Bank appeared as Claims on banks or Claims on customers at amortized cost. Disposal gains or losses were recognized under Net interest income.

- Claims acquired in the secondary market (above all promissory notes) were shown at their fair value in the Investments and securities portfolio. Disposal gains or losses were recognized under Net result on investments and securities portfolio (available for sale).

Under the new rules of IAS 39, the accounting of claims from now on will reflect whether they are listed in an active market or not. Accordingly,

- claims not quoted in an active market will appear at amortized cost as Claims on banks or Claims on customers, with disposal gains or losses recognized under Net interest income;

- claims quoted in an active market will appear at their fair value, with disposal gains or losses recognized under Net result on investments and securities portfolio (available for sale).

In order to make comparisons easier, we have similarly adjusted the year-ago levels and the figures in the income statement. This has had no effect on the consolidated profit.

2. Amortization of goodwill

Up to now, goodwill has been amortized over 15 years, using the straight-line method. In accordance with the reformulated rule of IFRS 3, no regular amortization of goodwill will be made after January 1, 2005. However, as previously, goodwill will be subjected to an impairment test at least once a year. As this change has to be applied prospectively, we have not adjusted the figures for last year.

3. Minority interests

Minority interests in the Bank's equity have been shown separately from equity under Minority interests. In accordance with the reformulated IAS 1, minority interests appear within equity since January 1, 2005.

4. Staff remuneration plans

Up to now, provisions have been formed for staff remuneration plans which seem likely to be used and have been charged to operating expenses. IFRS 2, which has to be applied as from January 1, 2005, also provides for the fair value of staff remuneration plans to be recognized under expenses – spread across the lifetime of the plans. Recognition of the plans in the balance sheet distinguishes whether payment to the employee is settled in cash or in the form of equities:

- Cash settled plans appear in the balance sheet as a provision.
- Equity settled plans appear in the balance sheet under equity.

This amendment has had to be applied retroactively. As a result, we have adjusted last year's figures for personnel expenses, provisions and equity. The consolidated profit shown last year was reduced by €31m, €8m of which relates to the first quarter of 2004.

5. Fair value option

In the version of IAS 39 valid as from January 1, 2005, the fair value option has been introduced as an additional measurement possibility. It enables companies preparing their accounts to apply voluntarily the fair value principle on initial recognition when measuring financial instruments which do not have to be measured according to this principle. In endorsing IAS 39, the EU Commission did not permit the fair value option to be applied to financial liabilities. Changes in measurement are recognized in the income statement under Trading profit.

This regulation also had to be applied retroactively. However, the respective year-ago amount was a mere €0.2m.

Consolidated companies

As of January 1, 2005, the previously fully consolidated von der Heydt-Kersten & Söhne, Wuppertal, and KEB Commerz Investment Trust Management Company Ltd., Seoul, included on an at equity basis, were removed from the list of consolidated companies. These measures had no material effect on the presentation of the Group's net assets, financial position and results of operations.

consolidated income statement

	Notes	1.1.–31.3.2005 € m	1.1.–31.3.2004 € m	Change in %
Net interest income	(1)	721	741	–2.7
Provision for possible loan losses	(2)	–198	–238	–16.8
Net interest income after provisioning		523	503	4.0
Net commission income	(3)	578	597	–3.2
Net result on hedge accounting		–12	4	.
Trading profit	(4)	262	314	–16.6
Net result on investments and securities portfolio (available for sale)	(5)	294	54	.
Other operating result	(6)	3	67	–95.5
Operating expenses	(7)	1,107	1,112	–0.4
Operating profit		**541**	**427**	**26.7**
Regular amortization of goodwill		–	20	.
Restructuring expenses		–	–	.
Pre-tax profit		**541**	**407**	**32.9**
Taxes on income		116	128	–9.4
After-tax profit		**425**	**279**	**52.3**
Profit/loss attributable to minority interests		–30	–33	–9.1
Consolidated profit		**395**	**246**	**60.6**

Earnings per share	**1.1.–31.3.2005**	**1.1.–31.3.2004**	Change in %
Operating profit (€ m)	541	427	26.7
Consolidated profit (€ m)	395	246	60.6
Average number of ordinary shares issued (units)	594,814,949	593,130,959	0.3
Operating profit per share (€)	0.91	0.72	26.4
Basic earnings per share (€)	0.66	0.41	61.0

The calculation of the basic earnings per share according to IAS 33 is based on the consolidated net profit. Minority interests are not taken into consideration.

In the financial year, as in the previous year, no conversion or option rights were outstanding. The diluted basic earnings per share, therefore, are identical to the basic earnings per share.

Consolidated income statement (quarter-on-quarter comparison)

€ m	1st quarter 2005	4th quarter 2004	3rd quarter 2004	2nd quarter 2004	1st quarter 2004
Net interest income	721	747	719	806	741
Provision for possible loan losses	–198	–185	–199	–214	–238
Net interest income after provisioning	523	562	520	592	503
Net commission income	578	570	526	557	597
Net result on hedge accounting	–12	–1	14	–11	4
Trading profit	262	103	–9	131	314
Net result on investments and securities portfolio (available for sale)	294	82	23	180	54
Other operating result	3	9	35	82	67
Operating expenses	1,107	1,159	1,086	1,136	1,112
Operating profit	**541**	**166**	**23**	**395**	**427**
Regular amortization of goodwill	–	22	20	21	20
Restructuring expenses	–	–	132	–	–
Pre-tax profit	**541**	**144**	**–129**	**374**	**407**
Taxes on income	116	47	71	107	128
After-tax profit	**425**	**97**	**–200**	**267**	**279**
Profit/loss attributable to minority interests	–30	–5	–16	–27	–33
Consolidated profit	**395**	**92**	**–216**	**240**	**246**

consolidated balance sheet

Assets	Notes	31.3.2005 € m	31.12.2004 € m	Change in %
Cash reserve		3,921	4,888	–19.8
Claims on banks	(9, 11)	83,625	86,719	–3.6
Claims on customers	(10, 11)	155,023	150,277	3.2
Provision for possible loan losses	(12)	–5,358	–5,305	1.0
Positive fair values from derivative hedging instruments		3,918	3,920	–0.1
Assets held for dealing purposes	(13)	98,249	102,081	–3.8
Investments and securities portfolio	(14)	76,029	72,193	5.3
Intangible assets	(15)	815	801	1.7
Fixed assets	(16)	1,692	1,766	–4.2
Tax assets		5,870	5,811	1.0
Other assets	(17)	1,994	1,726	15.5
Total		**425,778**	**424,877**	**0.2**

Liabilities and equity	Notes	31.3.2005 € m	31.12.2004 € m	Change in %
Liabilities to banks	(18)	108,523	115,430	–6.0
Liabilities to customers	(19)	116,694	105,064	11.1
Securitized liabilities	(20)	86,610	87,250	–0.7
Negative fair values from derivative hedging instruments		8,277	8,653	–4.3
Liabilities from dealing activities	(21)	76,304	80,006	–4.6
Provisions	(22)	3,316	3,402	–2.5
Tax liabilities		3,915	3,893	0.6
Other liabilities	(23)	1,860	1,280	45.3
Subordinated capital	(24)	8,983	8,876	1.2
Equity		11,296	11,023	2.5
Subscribed capital		1,548	1,546	0.1
Capital reserve		4,492	4,481	0.2
Retained earnings		3,370	3,383	–0.4
Revaluation reserve		1,430	1,600	–10.6
Measurement of cash flow hedges		–1,136	–1,214	–6.4
Reserve arising from currency translation		–179	–192	–6.8
2004 net profit *)		150	150	0.0
Consolidated profit 1.1.–31.3.2005		395	–	.
Total before minority interests		10,070	9,754	3.2
Minority interests		1,226	1,269	–3.4
Total		**425,778**	**424,877**	**0.2**

*) after allocation to retained earnings

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first three months:

€ m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Measurement of cash flow hedges	Reserve from currency translation	Consolidated profit	Total before minority interests	Minority interests	Equity
Equity as of 31.12.2003	**1,545**	**4,475**	**3,286**	**1,240**	**–1,236**	**–219**	**0**	**9,091**	**1,213**	**10,304**
Changes due to new accounting rules		1	–19	–4				–22	–1	–23
Equity as of 31.12.2003	**1,545**	**4,476**	**3,267**	**1,236**	**–1,236**	**–219**	**0**	**9,069**	**1,212**	**10,281**
Capital increases								0	72	72
Issue of shares to employees	2	8						10		10
Profit allocation			212					212		212
Distributions								0	–85	–85
Consolidated profit							150	150		150
Profits/losses								0	81	81
Change in revaluation reserve				364				364	53	417
Change arising from cash flow hedges					22			22	–74	–52
Change in companies included in consolidation and other changes*)	–1	–3	–96			27		–73	10	–63
Equity as of 31.12.2004	**1,546**	**4,481**	**3,383**	**1,600**	**–1,214**	**–192**	**150**	**9,754**	**1,269**	**11,023**
Distributions								0	–35	–35
Consolidated profit							395	395		395
Profits/losses								0	30	30
Change in revaluation reserve				–170				–170	–26	–196
Change arising from cash flow hedges					78			78	–11	67
Change in companies included in consolidation and other changes	2	11	–13			13		13	–1	12
Equity as of 31.3.2005	**1,548**	**4,492**	**3,370**	**1,430**	**–1,136**	**–179**	**545**	**10,070**	**1,226**	**11,296**

*) including changes in treasury shares

cash flow statement

€ m	2005	2004
Cash and cash equivalents as of 1.1.	**4,888**	**7,429**
Net cash provided by operating activities	2,528	–1,274
Net cash used by investing activities	–3,619	–868
Net cash provided by financing activities	120	–271
Total cash flow	**–971**	**–2,413**
Effects of exchange-rate changes	4	34
Cash and cash equivalents as of 31.3.	**3,921**	**5,050**

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

Notes to the income statement

(1) Net interest income

	1.1.-31.3.2005 € m	1.1.-31.3.2004 € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	2,845	2,695	5.6
Dividends from securities	1	19	–94.7
Current result from investments, investments in associated companies and holdings in subsidiaries	59	35	68.6
Current income from leasing	54	23	·
Interest received	*2,959*	*2,772*	*6.7*
Interest paid for subordinated capital and for securitized and other liabilities	2,195	2,018	8.8
Current expenses from leasing	43	13	·
Interest paid	*2,238*	*2,031*	*10.2*
Total	**721**	**741**	**–2.7**

Due to the revision of IAS 39, we had to adjust the year-ago figures for Net interest income. The corresponding item is Net result on investments and securities portfolio.

The average interest margin, based on the average risk-weighted assets in balance-sheet business according to BIS, was 2.67% (previous year: 2.70%).

(2) Provision for possible loan losses

	1.1.-31.3.2005	1.1.-31.3.2004	Change
	€ m	€ m	in %
Allocations	–232	–262	–11.5
Reversals of provisions	38	41	–7.3
Balance of direct write-downs and amounts received on written-down claims	–4	–17	–76.5
Total	**–198**	**–238**	**–16.8**

(3) Net commission income

	1.1.-31.3.2005	1.1.-31.3.2004	Change
	€ m	€ m	in %
Securities transactions	223	258	–13.6
Asset management	137	143	–4.2
Payment transactions and foreign commercial business	101	95	6.3
Guarantees	37	33	12.1
Income from syndicated business	29	24	20.8
Other net commission income	51	44	15.9
Total	**578**	**597**	**–3.2**

Net commission income includes €78m (previous year: €93m) of commissions paid.

(4) Trading profit

	1.1.-31.3.2005	1.1.-31.3.2004	Change
	€ m	€ m	in %
Net result on proprietary trading	288	319	–9.7
Net result on the measurement of derivative financial instruments	–37	–5	·
Net result of applying fair value option	11	0	·
Total	**262**	**314**	**–16.6**

(5) Net result on investments and securities portfolio (available for sale)

	1.1.-31.3.2005	1.1.-31.3.2004	Change
	€ m	€ m	in %
Result on available-for-sale securities	68	34	·
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	226	20	·
Total	**294**	**54**	·

We have adjusted the year-ago figures due to the revised version of IAS 39, transferring the deleted amounts to Net interest income.

(6) Other operating result

	1.1.-31.3.2005	1.1.-31.3.2004	Change
	€ m	€ m	in %
Other operating income	24	111	–78.4
Other operating expenses	21	44	–52.3
Total	**3**	**67**	**–95.5**

(7) Operating expenses

	1.1.-31.3.2005	1.1.-31.3.2004	Change
	€ m	€ m	in %
Personnel expenses	653	620	5.3
Other expenses	377	395	–4.6
Current depreciation on fixed assets and other intangible assets	77	97	–20.6
Total	**1,107**	**1,112**	**–0.4**

The first application of IFRS 2, which had to be made retroactively, led to a year-on-year adjustment of €8m in personnel expenses.

(8) Segment reporting

The Commerzbank Group's organization was altered in autumn 2004. As of January 1, 2005, we adjusted our segment reporting, and also the year-ago figures, to this new structure.


Retail Banking and Asset Management
Corporate and Investment Banking
Group Investments and Others
Private and Business Customers
Asset Management
Mittelstand Bank
International Corporate Banking
Corporates & Markets
Mortgage Banks
Others and Consolidation

We report on seven segments:

- Private and Business Customers includes branch business with retail, self-employed and business customers, private banking and the activities of comdirect bank.

- Asset Management comprises above all COMINVEST Asset Management, Jupiter International Group and Caisse Centrale de Réescompte, as well as Commerz-Grundbesitzgesellschaft.

- *Mittelstand* Bank presents the results of corporate banking in Germany, the Central and Eastern European region and also CommerzLeasing und Immobilien.

- International Corporate Banking covers the regions Western Europe (excluding London), America, Asia, Africa and the Financial Institutions department.

- Corporates & Markets covers equities and bond trading, trading in derivative financial instruments, interest-rate and currency management, mergers & acquisitions as well as the London branch. The segment also includes the Bank's business with multinationals and larger corporates requiring capital-market products.

- Mortgage Banks consists of Eurohypo AG, which we include at equity in the consolidation, Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxembourg.

- Others and Consolidation registers the income and expenses which do not fall within the area of responsibility of the operational business lines.

The result generated by each individual segment is measured in terms of the operating profit, the pre-tax profit, the return on equity and the cost/income ratio. The return on equity is calculated on the basis of the relationship between the (operating or pre-tax) profit and the average amount of equity that is tied up. It shows the return on equity which has been achieved in the respective segment. The cost/income ratio in operating business reflects the segments' cost efficiency; it is based on the relationship between operating expenses and income before provisioning.

The interest rate of the investment yield as an imputed variable, which is included in the net interest income of the respective segment, corresponds to that of a long-term investment in the capital market. Instead of the previous rate of return on equity, the actual funding costs for the investments assigned to them from 2005 onwards as relevant for their business will be shown in the individual segments. The capital requirement for risk-weighted assets is 7%. The average amount of equity tied up is worked out in accordance with the Basel capital accord (BIS).

	Retail Banking and Asset Management		Corporate and Investment Banking			Group Investments and Others		
1.1.–31.3.2005 € m	Private and Business customers	Asset Manage-ment	*Mittel-stand* Bank	Inter-national Corporate Banking	Corpo-rates & Markets	Mortgage Banks	Others and Consoli-dation	**Total**
Net interest income	274	4	280	64	49	96	–46	721
Provision for possible loan losses	–46	–	–118	–19	–7	–8	–	–198
Net interest income after provisioning	228	4	162	45	42	88	–46	523
Net commission income	264	127	124	38	27	–2	–	578
Net result on hedge accounting	–	–	–	–2	–	–8	–2	–12
Trading profit	1	2	15	6	258	–35	15	262
Net result on investments and securities portfolio	–	1	1	6	–1	36	251	294
Other operating result	–3	–2	4	–	–2	–	6	3
Revenue	*490*	*132*	*306*	*93*	*324*	*79*	*224*	*1,648*
Operating expenses	421	95	238	62	225	10	56	1,107
Operating profit	**69**	**37**	**68**	**31**	**99**	**69**	**168**	**541**
Regular amortization of goodwill	–	–	–	–	–	–	–	–
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**69**	**37**	**68**	**31**	**99**	**69**	**168**	**541**
Average equity tied up	**1,882**	**533**	**2,945**	**1,251**	**1,832**	**989**	**665**	**10,097**
Operating return on equity*) (%)	**14.7**	**27.8**	**9.2**	**9.9**	**21.6**	**27.9**	**·**	**21.4**
Cost/income ratio in operating business (%)	**78.5**	**72.0**	**56.1**	**55.4**	**68.0**	**11.5**	**·**	**60.0**
Return on equity of pre-tax profit*) (%)	**14.7**	**27.8**	**9.2**	**9.9**	**21.6**	**27.9**	**·**	**21.4**
Staff (average no.)	**10,419**	**1,682**	**8,293**	**1,296**	**977**	**209**	**8,313**	**31,189**

*) annualized

	Retail Banking and Asset Management		Corporate and Investment Banking			Group Investments and Others		
1.1.–31.3.2004 € m	Private and Business customers	Asset Management	*Mittelstand Bank*	International Corporate Banking	Corporates & Markets	Mortgage Banks	Others and Consolidation	**Total**
Net interest income	284	–3	269	81	58	59	–7	741
Provision for possible loan losses	–39	–	–151	–36	–7	–5	–	–238
Net interest income after provisioning	245	–3	118	45	51	54	–7	503
Net commission income	272	141	104	37	44	–2	1	597
Net result on hedge accounting	–	1	–	–	–	–	3	4
Trading profit	1	2	6	8	310	–5	–8	314
Net result on investments and securities portfolio	2	1	3	12	5	–1	32	54
Other operating result	3	7	20	3	–	–	34	67
Revenue	*523*	*149*	*251*	*105*	*410*	*46*	*55*	*1,539*
Operating expenses	424	96	233	60	261	8	30	1,112
Operating profit	**99**	**53**	**18**	**45**	**149**	**38**	**25**	**427**
Regular amortization of goodwill	–	15	2	–	–	2	1	20
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**99**	**38**	**16**	**45**	**149**	**36**	**24**	**407**
Average equity tied up	**1,866**	**576**	**2,646**	**1,363**	**1,957**	**1,039**	**760**	**10,207**
Operating return on equity*) (%)	**21.2**	**36.8**	**2.7**	**13.2**	**30.5**	**14.6**	**·**	**16.7**
Cost/income ratio in operating business (%)	**75.4**	**64.4**	**58.0**	**42.6**	**62.6**	**15.7**	**·**	**62.6**
Return on equity of pre-tax profit*) (%)	**21.2**	**26.4**	**2.4**	**13.2**	**30.5**	**13.9**	**·**	**15.9**
Staff (average no.)	**9,954**	**1,648**	**7,732**	**1,400**	**1,379**	**176**	**8,846**	**31,135**

*) annualized

Notes to the balance sheet

(9) Claims on banks

	31.3.2005 € m	31.12.2004 € m	Change in %
due on demand	22,506	20,877	7.8
other claims	61,119	65,842	–7.2
with a remaining lifetime of			
less than three months	28,541	38,316	–25.5
more than three months, but less than one year	18,548	13,356	38.9
more than one year, but less than five years	7,049	6,661	5.8
more than five years	6,981	7,509	–7.0
Total	**83,625**	**86,719**	**–3.6**
of which: reverse repos	35,627	35,436	0.5

Due to the revision of IAS 39, we now show Claims on banks not originated by the Bank, which previously appeared in the Investments and securities portfolio, under Claims on banks. We have adjusted the year-earlier figures.

(10) Claims on customers

	31.3.2005 € m	31.12.2004 € m	Change in %
with indefinite remaining lifetime	15,342	15,424	–0.5
other claims	139,681	134,853	3.6
with a remaining lifetime of			
less than three months	29,964	27,046	10.8
more than three months, but less than one year	17,731	15,398	15.2
more than one year, but less than five years	37,370	36,865	1.4
more than five years	54,616	55,544	–1.7
Total	**155,023**	**150,277**	**3.2**
of which: reverse repos	17,345	10,744	61.4

Due to the revision of IAS 39, we now show Claims on customers not originated by the Bank, which previously appeared in the Investments and securities portfolio, under Claims on customers. We have adjusted the year-earlier figures.

(11) Total lending

	31.3.2005	31.12.2004	Change
	€ m	€ m	in %
Loans to banks*)	19,157	20,704	–7.5
Claims on customers*)	137,678	139,533	–1.3
Bills discounted	249	311	–19.9
Total	**157,084**	**160,548**	**–2.2**

*) *excluding reverse repos.*

(12) Provision for possible loan losses

Development of provisioning	**2005**	**2004**	Change
	€ m	€ m	in %
As of January 1	**5,678**	**5,854**	**–3.0**
Allocations	232	262	–11.5
Deductions	178	184	–3.3
Utilized	140	143	–2.1
Reversals	38	41	–7.3
Changes in list of consolidated companies	–	–	.
Exchange-rate changes/transfers	4	–3	.
As of March 31	**5,736**	**5,929**	**–3.3**

With direct write-downs and amounts received on written-down claims taken into consideration, the allocations and reversals have given rise to provision for lending risks of €198m (previous year: €238m) in the income statement (see Note 2).

Level of provisioning	**31.3.2005**	**31.12.2004**	Change
	€ m	€ m	in %
Specific valuation allowances	5,024	4,979	0.9
Country valuation allowances	17	17	0.0
Global valuation allowances	317	309	2.6
Provisioning for balance-sheet items	**5,358**	**5,305**	**1.0**
Provisions in lending business	378	373	1.3
Total	**5,736**	**5,678**	**1.0**

After conservatively valued security in an amount of €1,723m had been deducted, the value-adjusted claims producing neither interest nor income amounted to €4,670m (31.12.2004: €4,463m).

(13) Assets held for dealing purposes

	31.3.2005 € m	31.12.2004 € m	Change in %
Bonds, notes and other fixed-income securities	21,255	20,137	5.6
Shares and other variable-yield securities	9,914	10,338	–4.1
Promissory notes held for trading purposes	401	798	–49.7
Positive fair values from derivative financial instruments	66,679	70,808	–5.8
Total	**98,249**	**102,081**	**–3.8**

(14) Investments and securities portfolio

	31.3.2005 € m	31.12.2004 € m	Change in %
Bonds, notes and other fixed-income securities	68,413	64,320	6.4
Shares and other variable-yield securities	2,152	2,138	0.7
Investments	2,946	3,217	–8.4
Investments in associated companies	2,392	2,379	0.5
Holdings in subsidiaries	126	139	–9.4
Total	**76,029**	**72,193**	**5.3**

Due to the revision of IAS 39, we now show Claims on banks and customers not originated by the Bank, which previously appeared in the Investments and securities portfolio, under Claims on banks and Claims on customers. We have adjusted the year-earlier figures.

(15) Intangible assets

	31.3.2005 € m	31.12.2004 € m	Change in %
Goodwill	697	697	0.0
Other intangible assets	118	104	13.5
Total	**815**	**801**	**1.7**

(16) Fixed assets

	31.3.2005	31.12.2004	Change
	€ m	€ m	in %
Land and buildings	754	762	−1.0
Office furniture and equipment	776	859	−9.7
Leased equipment	162	145	11.7
Total	**1,692**	**1,766**	**−4.2**

(17) Other assets

	31.3.2005	31.12.2004	Change
	€ m	€ m	in %
Collection items	203	211	−3.8
Precious metals	302	350	−13.7
Sundry assets, including deferred items	1,489	1,165	27.8
Total	**1,994**	**1,726**	**15.5**

(18) Liabilities to banks

	31.3.2005	31.12.2004	Change
	€ m	€ m	in %
due on demand	21,422	17,808	20.3
with remaining lifetime of	87,101	97,622	−10.8
less than three months	53,851	65,821	−18.2
more than three months, but less than one year	15,909	14,271	11.5
more than one year, but less than five years	5,272	5,311	−0.7
more than five years	12,069	12,219	−1.2
Total	**108,523**	**115,430**	**−6.0**
of which: repos	31,319	36,695	−14.7

(19) Liabilities to customers

	31.3.2005	31.12.2004	Change
	€ m	€ m	in %
Savings deposits	15,564	16,892	–7.9
with agreed period of notice of			
three months	14,534	15,797	–8.0
more than three months	1,030	1,095	–5.9
Other liabilities to customers	101,130	88,172	14.7
due on demand	50,954	36,482	39.7
with agreed remaining lifetime of	50,176	51,690	–2.9
less than three months	34,505	39,593	–12.9
more than three months, but less than one year	6,158	2,870	·
more than one year, but less than five years	3,028	2,843	6.5
more than five years	6,485	6,384	1.6
Total	**116,694**	**105,064**	**11.1**
of which: repos	29,439	15,764	86.7

(20) Securitized liabilities

	31.3.2005	31.12.2004	Change
	€ m	€ m	in %
Bonds and notes outstanding	77,064	76,478	0.8
Money-market instruments outstanding	9,513	10,677	–10.9
Own acceptances and promissory notes outstanding	33	95	–65.3
Total	**86,610**	**87,250**	**–0.7**

Remaining lifetimes	31.3.2005	31.12.2004	Change
	€ m	€ m	in %
due on demand	8	48	–83.3
with agreed remaining lifetime of	86,602	87,202	–0.7
less than three months	9,911	16,733	–40.8
more than three months, but less than one year	22,325	15,643	42.7
more than one year, but less than five years	41,770	42,279	–1.2
more than five years	12,596	12,547	0.4
Total	**86,610**	**87,250**	**–0.7**

(21) Liabilities from dealing activities

	31.3.2005 € m	31.12.2004 € m	Change in %
Currency-based transactions	5,683	9,204	–38.3
Interest-based transactions	59,797	60,886	–1.8
Delivery commitments arising from short sales of securities	6,300	5,600	12.5
Sundry transactions	4,524	4,316	4.8
Total	**76,304**	**80,006**	**–4.6**

(22) Provisions

	31.3.2005 € m	31.12.2004 € m	Change in %
Provisions for pensions and similar commitments	1,518	1,495	1.5
Other provisions	1,798	1,907	–5.7
Total	**3,316**	**3,402**	**–2.5**

The year-earlier figures for Other provisions have been adjusted, due to the first-time application of IFRS 2.

(23) Other liabilities

Other liabilities of €1,860m include obligations arising from still outstanding invoices, deductions from salaries to be passed on and deferred liabilities.

(24) Subordinated capital

	31.3.2005 € m	31.12.2004 € m	Change in %
Subordinated liabilities	5,712	5,673	0.7
Profit-sharing rights outstanding	1,895	2,111	–10.2
Measuring effects (IAS 39)	806	819	–1.6
Deferred interest	570	273	·
Total	**8,983**	**8,876**	**1.2**

Other notes

(25) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	31.3.2005 € m	31.12.2004 € m	Change in %
Core capital	10,071	10,484	–3.9
Supplementary capital	7,121	7,139	–0.3
Total liable capital	**17,192**	**17,623**	**–2.4**
Tier III capital	0	0	.
Eligible own funds	**17,192**	**17,623**	**–2.4**

as of 31.3.2005			**Capital charges in %**				**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	89,210	6,572	–	12,157	–	–	107,939
Traditional off-balance-sheet business	3,661	15,777	84	776	325	56	20,679
Derivatives business in investment portfolio	–	2,252	–	4,387	–	–	6,639
Risk-weighted assets, total	**92,871**	**24,601**	**84**	**17,320**	**325**	**56**	**135,257**

Risk-weighted market-risk position multiplied by 12.5	5,325
Total items to be risk-weighted	140,582
Eligible own funds	17,192
Core capital ratio (excluding market-risk position)	7.4
Core capital ratio (including market-risk position)	7.2
Own funds ratio (including market-risk position)	12.2

as of 31.12.2004	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	89,855	6,787	–	11,253	–	–	107,895
Traditional off-balance-sheet business	3,776	15,474	84	755	286	55	20,430
Derivatives business in investment portfolio	–	2,467	–	4,115	–	–	6,582
Risk-weighted assets, total	**93,631**	**24,728**	**84**	**16,123**	**286**	**55**	**134,907**

Risk-weighted market-risk position multiplied by 12.5	4,838
Total items to be risk-weighted	139,745
Eligible own funds	17,623
Core capital ratio (excluding market-risk position)	7.8
Core capital ratio (including market-risk position)	7.5
Own funds ratio (including market-risk position)	12.6

(26) Liquidity ratio

The liquidity ratio of Commerzbank AG pursuant to Principle II was 1.10 at end-March 2005 (31.12.2004: 1.14). This was 10% higher than the minimum level of 1.00. The surplus liquidity in accordance with Principle II in the time band with a remaining lifetime of one month amounted to €14.0bn (31.12.2004: €18.5bn).

(27) Off-balance-sheet commitments

	31.3.2005	31.12.2004
	€ m	€ m
Contingent liabilities	25,507	24,541
from rediscounted bills of exchange credited to borrowers	1	2
from guarantees and indemnity agreements	25,506	24,539
Irrevocable lending commitments	38,206	36,977
Other commitments	11	11

Provision for risks arising from off-balance-sheet commitments has been deducted from the respective items.

 

(28) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

31.3.2005	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	274,963	133,016	65,206	5,961	6,159
Interest-based forward transactions	1,621,640	1,314,494	1,116,136	60,998	67,582
Other forward transactions	62,603	168,893	9,359	3,638	4,540
Total	**1,959,206**	**1,616,403**	**1,190,701**	**70,597**	**78,281**
of which: traded on a stock exchange	*114,767*	*21,791*	*12,929*		

31.12.2004	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	268,952	119,264	61,901	9,578	9,878
Interest-based forward transactions	1,398,880	1,244,024	1,022,452	61,408	68,737
Other forward transactions	71,369	154,369	10,992	3,742	4,444
Total	**1,739,201**	**1,517,657**	**1,095,345**	**74,728**	**83,059**
of which: traded on a stock exchange	*159,740*	*16,679*	*8,432*		

(29) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk *in accordance with Principle I* (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model. A detailed description of the methods employed can be found in the notes to our 2004 annual report on pages 78ff.

Portfolio	31.3.2005 € m	31.12.2004 € m
Commerzbank Group	**63.2**	**54.7**
Corporates & Markets (Securities)	35.6	50.7
Treasury	35.3	12.4

(30) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	**31.3.2005**	**31.12.2004**	**31.3.2005**	**31.12.2004**	**31.3.2005**	**31.12.2004**
Assets						
Cash reserve	3.9	4.9	3.9	4.9	–	–
Claims on banks	83.6	86.7	83.6	86.7	–	–
Claims on customers	157.4	152.7	155.0	150.3	2.4	2.4
Hedging instruments	3.9	3.9	3.9	3.9	–	–
Assets held for dealing purposes	98.2	102.1	98.2	102.1	–	–
Investments and securities portfolio	76.0	72.2	76.0	72.2	–	–
Liabilities						
Liabilities to banks	108.5	115.4	108.5	115.4	–	–
Liabilities to customers	116.8	105.2	116.7	105.1	0.1	0.1
Securitized liabilities	87.1	87.8	86.6	87.3	0.5	0.5
Hedging instruments	8.3	8.7	8.3	8.7	–	–
Liabilities from dealing activities	76.3	80.0	76.3	80.0	–	–
Subordinated capital	9.1	8.9	9.0	8.9	0.1	–

In net terms, the difference between the book value and fair value, which can be seen as unrealized appreciation, amounted for all items to €1.7bn as of March 31, 2005 (31.12.2004: €1.8bn). For covering these items, cash flow hedges are used for the most part. As of March 31, 2005, the measurement of cash flow hedges yielded a figure of -€1.1bn (31.12.2004: -€1.2bn). As of both March 31, 2005 and December 31, 2004, the unrealized appreciation in interest-bearing assets and liabilities exceeded the negative measurement of cash flow hedges.

(31) Treasury shares

	Number of shares*) units	**Accounting par value in €1,000**	**Percentage of share capital**
Shares held on 31.3.2005	3,140,554	8,165	0.52
Highest number purchased in financial year	4,145,483	10,778	0.69
Shares pledged to the Bank by customers, as of 31.3.2005	4,281,256	11,131	0.72
Shares purchased in the financial year	33,666,066	87,532	–
Shares sold in the financial year	34,628,801	90,035	–

*) Accounting par value per share: €2.60

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Werner Malkhoff*)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit

Prof. Dr.-Ing.
Dr. h.c. Ekkehard Schulz

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Wolfgang Hartmann

Dr. Achim Kassow

Andreas de Maizière

Klaus M. Patig

Dr. Eric Strutz

Nicholas Teller

*) elected by the Bank's employees



Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann
Sandra Büschken · Ute Heiserer-Jäckel · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
796 branches in Germany

Major group companies and holdings

In Germany
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
comdirect bank AG, Quickborn
COMINVEST Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
CommerzLeasing und Immobilien AG, Düsseldorf
Commerz Business Consulting AG, Frankfurt am Main
Hypothekenbank in Essen AG, Essen
Deutsche Schiffsbank AG, Bremen/Hamburg
Eurohypo AG, Eschborn
Abroad
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
COMINVEST Asset Management S.A., Luxembourg
Commerzbank (Budapest) Rt., Budapest
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (Nederland) N.V., Amsterdam
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerz (East Asia) Ltd., Hong Kong
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group plc, London
P. T. Bank Finconesia, Jakarta
Korea Exchange Bank, Seoul

Foreign branches
Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · Labuan · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices
Almaty · Bahrain · Bangkok · Beijing · Beirut · Belgrade · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Copenhagen · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

disclaimer

RESERVATION REGARDING FORWARD-LOOKING STATEMENTS

This interim report contains forward-looking statements on Commerzbank's business and earnings performance, which are based upon our current plans, estimates, forecasts and expectations. The statements entail risks and uncertainties, as there are a variety of factors which influence our business and to a great extent lie beyond our sphere of influence. Above all, these include the economic situation, the state of the financial markets worldwide and possible loan losses. Actual results and developments may, therefore, diverge considerably from our current assumptions, which, for this reason, are valid only at the time of publication. We undertake no obligation to revise our forward-looking statements in the light of either new information or unexpected events.


COMMERZBANK

Investor-Relations-newsflash

May 3, 2005

Commerzbank achieves high consolidated profit in first quarter of 2005

Maintaining its cost discipline, Commerzbank achieved a pre-tax profit of 541m euros in the first quarter of 2005, largely thanks to a good trading profit and high earnings on its investments and securities portfolio. The consolidated profit of 395m euros (+60.6%) remaining after taxes and minority interests was already higher than the net profit for the whole of 2004.

The trading profit reached an encouraging 262m euros in the first quarter, even though activities were considerably scaled down due to the restructuring of investment banking. The net result on the investments and securities portfolio largely reflects the disposal of stakes in MAN and Unibanco. The slight decline in net interest income (-2.7%) is mainly due to the much weaker treasury result. However, as provisions calculated on a pro-rata basis could be reduced further to 198m euros, net interest income after provisioning was 4% higher than a year previously. Net commission income (-3.2%) showed little change on the very strong 2004 result.

Commerzbank AG
Corporate Communications - Investor Relations
60261 Frankfurt am Main

Tel. (069) 136-22338
Fax (069) 136-29492
e-mail: ir@commerzbank.com
Internet: http://www.commerzbank.com

COMMERZBANK

Investor Relations newsflash

May 3, 2005

Consolidated income statement (in million euros):

	Q1 2005	Q1 2004[1]	Change in %
Net interest income	721	741	-2.7
Provision for possible loan losses	(198)	(238)	-16.8
Net commission income	578	597	-3.2
Trading profit	262	314	-16.6
Hedge accounting	(12)	4	.
Net result on investments/ securities portfolio	294	54	.
Operating expenses	1,107	1,112	-0.4
Other operating result	3	67	-95.5
Operating profit	**541**	**427**	**+26.7**
Regular amortization of goodwill	-	20	.
Pre-tax profit	**541**	**407**	**+32.9**
Taxes	116	128	-9.4
After-tax profit	**425**	**279**	**+52.3**
Consolidated profit	**395**	**246**	**+60.6**
Earnings per share in euros	0.66	0.41	+61.0
Pre-tax return on equity[2]	21.4%	15.9%	
Operating cost/income ratio	60.0%	62.6%	

1) The new IAS/IFRS rules valid as from 1.1.2005 have also led retroactively to minor changes in the balance sheet and income statement for the first quarter of 2004. Details may be found on pages 5 and 6 of the interim report.

2) annualized; minus figures in parentheses.

Commerzbank AG
Corporate Communications - Investor Relations
60261 Frankfurt am Main

Tel. (069) 136-22338
Fax (069) 136-29492
e-mail: ir@commerzbank.com
Internet: http://www.commerzbank.com

Press release

For the business editor

May 3, 2005

Commerzbank achieves strong earnings increase in first quarter of 2005

Commerzbank began 2005 with strong earnings growth. Thanks above all to a good trading profit and high earnings on its investments and securities portfolio, the bank achieved a pre-tax profit of 541m euros in the first quarter, which was a third higher than the excellent year-ago level. The pre-tax return on equity improved accordingly to 21.4%, while the operating cost/income ratio fell to 60%. The consolidated profit after taxes and minority interests rose by even more than 60% in the first three months to 395m euros. This meant that it already exceeded the net profit for the entire year 2004. This translates into earnings per share of 0.66 euros (2004: 0.41 euros). The bank' s balance-sheet total had expanded to 426bn euros by end-March.

In view of the difficult macroeconomic setting, Commerzbank' s chairman, Klaus-Peter Mü ller, warned against projecting the results for first three months onto the year as a whole. He is confident, though, that even without support from economic performance and the stock markets Commerzbank will make further progress this year. In the bank' s interim report as of March 30, he writes: " After the efforts of the past few years, we are properly positioned in our core business lines to seize opportunities for generating income."

Revenue up 7%

With credit demand persistently weak, net interest income from January to March was somewhat lower than a year previously. As the quality of the loan portfolio improved further thanks to the constant refinement in risk management during the past few years, provisioning – reduced sharply last year – was lowered once again, by almost 17% to a pro-rata amount of 198m euros. After provisioning, net interest income was 4% higher, therefore, than in the first quarter of 2004. On the other hand, net commission income almost repeated the strong year-earlier result. The trading profit reached an encouraging level of 262m euros, even though proprietary trading had been substantially scaled down as part of the restructuring in investment banking.

Verantwortlich: Commerzbank Aktiengesellschaft
Zentraler Stab Kommunikation - Presse -
60261 Frankfurt am Main
Tel. (069) 136 - 22830
Fax (069) 136 - 22008
E-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.de

The strong result for the investments and securities portfolio largely reflected the sale of stakes in MAN and the Brazilian Unibanco.

All told, Commerzbank' s earnings increased by 7% in the first quarter. At the same time, it was able to hold its operating expenses at their year-ago level. The rise of just over 5% for personnel expenses is also attributable to the increase of around 300 in the group' s overall workforce.

Segment reporting shows new structure with greater transparency

Commerzbank has adapted its segment reporting to reflect the group' s changed organization structure. In the private and business customers area, a reduced volume of lending combined with attractive deposit interest rates produced a lower return on equity. At 14.7%, however, this was still higher than the current cost of capital. Systematically, the bank will invest in closer business relationships with private-banking and business customers in order to strengthen earnings performance. In asset management, the bank continues to perform well, with a much higher than average pre-tax return on equity of almost 28%.

The new *Mittelstand* bank segment registered a distinct upward trend, its operating profit surging from 18m to 68m euros year-on-year. By contrast, international corporate banking was adversely affected by lower treasury results. Profitability in this segment is to be improved by concentration on special credit products and trade financing. Despite the burdens imposed by restructuring, the new corporates & markets segment managed to reverse the trend in the first quarter to produce a highly satisfactory pre-tax profit of 99m euros and a return on equity of just under 22%. Performance was also very encouraging in the mortgage banks area, from which the bank expects stable positive contributions throughout the rest of the year as well.

Note:
The complete interim report is available on the internet at
https://www.commerzbank.com/aktionaere/konzern/index.html



COMMERZBANK

/ directors' dealings /

Directors' Dealings

Pursuant to Art. 15a of the German Securities Trading Act (WpHG), transactions effected by directors of listed companies and members of their families have to be disclosed and published. Accordingly, purchases and disposals of shares and also of financial instruments related to Commerzbank have to be reported immediately and made public for a period of one month.

Directors' Dealings:

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
03.05.2005	Buy	Frankfurt	16.34	EUR	3,000	49,020.00

Reporting Person:

Name	Reason	Function
Martin Blessing	Person performing managerial responsibilities	Member of a managing body

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
03.05.2005	Buy	Frankfurt	16.28	EUR	2,000	32,560.00

Reporting Person:

Name	Reason	Function
Dr. Achim Kassow	Person performing managerial responsibilities	Member of a managing body

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland

Transaction:

Date	Order	Place	Price	Currency	Units	Total vol.
12.04.2005	Sell	Frankfurt	17.88	EUR	300	5,364.00

Reporting Person:

Name	Reason	Function
Sonja Kasischke	Person performing managerial responsibilities	Member of supervisory board

Basic Data:

Name of financial instrument:	Shares of Commerzbank AG
ISIN	DE008032004
Issuer:	Commerzbank AG Kaiserplatz 60261 Frankfurt Deutschland